                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 3)

                                TECH SQUARED INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                      Tech Squared Inc.     Digital River, Inc.
                      MacUSA, Inc.          Joel A. Ronning
--------------------------------------------------------------------------------
                     (Name(s) of Person(s)Filing Statement)

                           COMMON STOCK, NO PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    878302108
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


        Tech Squared Inc.                            Digital River, Inc.
 Attention: Charles E. Reese, Jr.               Attention: Robert E. Strawman
       6690 Shady Oak Road                      9625 W. 76th Street, Suite 150
  Eden Prairie, Minnesota 55344                 Eden Prairie, Minnesota 55344
          (612) 832-5622                                (612) 830-9042

           MacUSA, Inc.                                Joel A. Ronning
 Attention: Charles E. Reese, Jr.               9625 W. 76th Street, Suite 150
       6690 Shady Oak Road                      Eden Prairie, Minnesota 55344
  Eden Prairie, Minnesota 55344                         (612) 830-9042
          (612) 832-5622

 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Persons(s) Filing Statement)
                                    ---------

                                   COPIES TO:


         Louis A. Goodman, Esq.                  Michael W. Schley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP  Larkin, Hoffman, Daly & Lindgren, Ltd.
           One Beacon Street               7900 Xerxes Avenue South, Suite 1500
      Boston, Massachusetts 02108              Bloomington, Minnesota 55431
             (617) 573-4800                           (612) 896-3800

                               Michael J. Sullivan
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                         San Francisco, California 94111
                                 (415) 693-2000

     This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

                             c. / / A tender offer.

                            d. / / None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                            Calculation of Filing Fee
 -------------------------------------------------------------------------------
                                   Transaction
                   Valuation                             Amount of Filing Fee

                  $59,278,500*                                  $11,856**
 -------------------------------------------------------------------------------

           *Transaction Valuation has been calculated by using the sum of (1) the estimated consideration of $3,125,000 to be
                  received by Tech Squared from the sale of its
   operating assets and (2) the total value of the 2,650,000 shares of Digital River, Inc. ("Digital River") common stock, based on a price per share of $21.19 determined in accordance with Rule 0-11(a)(4), to be received by Tech Squared in the transaction described herein and in the Preliminary Proxy Statement-Prospectus on Schedule 14A incorporated herein by reference.

  **1/50th of 1% of Transaction Value, calculated in accordance with Rule 0-11.

  /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid: $11,856         Filing party: Tech Squared Inc.
                                ---------                     ------------------

     Form or registration no.: Preliminary 14A   Dated filed: August 10, 1999
                               ---------------               -------------------

                                  INTRODUCTION


         This Amendment No. 3 is being filed for the sole purpose of amending Exhibit D to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") which was originally filed with the Securities and Exchange Commission (the "Commission") on August 10, 1999, and amended on October 14, 1999 and October 29, 1999. This Schedule 13E-3 is being filed by Tech Squared Inc., a Minnesota corporation ("Tech Squared"), Digital River, Inc., a Delaware corporation ("Digital River"), MacUSA, Inc., a Minnesota Corporation ("MacUSA"), Joel A. Ronning pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution and the transactions contemplated thereby.


         This Schedule 13E-3 is being filed in connection with the Preliminary Proxy Statement-Prospectus, as amended from time to time (the "Preliminary Proxy Statement-Prospectus"), as originally filed by Tech Squared with the Commission on August 10, 1999, and amended on October 14, 1999 and October 29, 1999. The Preliminary Proxy Statement Prospectus relates to a special meeting of Tech Squared shareholders at which Tech Squared shareholders will consider and vote upon the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution. The Preliminary Proxy Statement-Prospectus is also the prospectus of Digital River related to the issuance of Digital River shares to Tech Squared and the distribution of such shares by Tech Squared to its shareholders pursuant to the Plan of Liquidation and Dissolution. The Preliminary Proxy Statement-Prospectus is subject to completion or amendment.


          All information set forth below should be read in connection with the information contained or incorporated by reference in this Schedule 13e-3 as previously amended. Such information is in addition to, and does replace or otherwise amend, the existing information set forth or incorporated by reference in this Schedule 13e-3 as previously amended. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Proxy Statement-Prospectus.

                                   SIGNATURES

                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 5, 1999                     TECH SQUARED INC.


                                            /s/ Jeffrey F. Martin
                                            ------------------------------------
                                            Name: Jeffrey F. Martin
                                            Title: Chief Financial Officer

                                            DIGITAL RIVER, INC.


                                            /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Chief Executive Officer

                                            MACUSA, INC.


                                            /s/ Charles E. Reese, Jr.
                                            ------------------------------------
                                            Name: Charles E. Reese, Jr.
                                            Title: Chief Executive Officer


                                            /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Individually





                       Signature Page to Schedule 13e-3

                                  EXHIBIT INDEX

EXHIBIT   DESCRIPTION

A . . . . Excerpt from Digital River's Annual Report on Form 10-K filed on
          March 3, 1999, for the fiscal year ended December 31, 1998*

B . . . . Excerpt from Digital River's Definitive Proxy Statement on Schedule
          14A, filed on March 23, 1999*

C . . . . Materials used in the Fairness Opinion Presentation made by SG Cowen
          Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999*

D . . . . Materials used in the Presentation made by Broadview International
          LLC to the Board of Directors of Digital River on July 9, 1999

E . . . . Proxy Statement-Prospectus, as amended from time to time (incorporated by reference to the Proxy Statement-Prospectus, as amended, filed by Tech Suqared Inc. on October 29, 1999)*

* Previously filed.

                                                                       Exhibit D

                                                                    CONFIDENTIAL

--------------------------------------------------------------------------------

NEW YORK

SILICON VALLEY

BOSTON

LONDON

TOKYO


DEFENDER / TEMPEST

Transaction Analysis


Prepared For


Defender Board Of Directors

October 13, 1999

BROADVIEW INT'L LLC
MEMBER NASD
MEMBER SIPC

                                   DEAL TERMS
-------------------------------------------------------------------------------

STRUCTURE                   -      Both parties agree to effect a Type C
                                   Reorganization: DR will issues shares in exchange for all of the assets of TS. These assets consist primarily of an option for 3,000,000 shares of DR stock and net cash following the sale of its existing businesses. All liabilities, known and unknown, will remain the responsibility of the TS shareholders and will be assigned to a liquidating trust to be administered by TS.
                                   Currently, it is estimated that approximately
                                   8% of the gross shares received by TS
                                   shareholders in the transaction will be put into this trust to cover outstanding liabilities of TS estimated at $7.2 million.

CONSIDERATION               -      Both parties agree that DR will issue
                                   2,650,000 shares in exchange for TS assets equating to an 11.7% discount to the number of shares issuable upon exercise of the option. An additional downward adjustment will be made for any additional net cash balance.

CONTINGENCIES               -      Both parties would propose that the closing
                                   of the transaction be contingent upon a
                                   definitive resolution that pending tax
                                   legislation will not adversely affect the tax-free status of the Transaction.

LOCK-UP                     -      In order to facilitate efficient trading of
                                   DR, TS senior management agrees to lock-up one-third of their stock for 90 days, one-third for 180 days and one third for 270 days. TS senior management claims to control approximately 60% of the fully-diluted shares of TS.

REGULATORY ISSUES           -      Arthur Andersen recommends that both parties
                                   announce on Sunday, July 11, or earlier, to maximize the potential for the Transaction to be included under the current downstream merger legislation.

POOLING ISSUE               -      Both Parties agree to provide a fiduciary out
                                   for DR if an unsolicited transaction arises where pooling accounting treatment is deemed necessary.

                              TRANSACTION BENEFITS
-------------------------------------------------------------------------------

TAX-FREE                    -      Effects tax free repurchase of the option to
REPURCHASE                         buy 3.0 MM shares of DR at a discount of
OF SHARES AT                       11.7%. Based on DR's closing price as of
A DISCOUNT                         7/7/99 ($33.25), the transaction represents a
                                   savings of $11.6 MM less expenses and fees of $1.5MM, netting a total savings of $10.1 MM.

CLEARS UP                   -      Alleviates any confusion amongst industry
WALL STREET                        analysts in reference to ownership between DR
CONFUSION                          and TS.

REFOCUSES                   -      Eliminates unnecessary distractions for
MANAGEMENT                         management and continues good faith between
                                   the Board of Directors and the founder.

ENSURES                     -      Assures that approximately 50% of the shares
ORDERLY                            issued will not be sold for an average of six
TRADING                            months.

                               TRANSACTION RISKS
-------------------------------------------------------------------------------

POOLABILITY                 -      Transaction hinders Defender poolability for
                                   up to two years after the close of the
                                   transaction. However, Arthur Anderson
                                   believes that DR could regain poolability as early as six to nine months from the closing of the transaction.


REGULATORY                  -      Transaction faces proposed adverse tax
CONCERN                            legislation against Type C Reorganizations.
                                   It must be grandfathered under the current law to close.

LIABILITY RISK              -      In the event that the liquidating trust does
                                   not sufficiently cover TS liabilities, DR runs the slight risk of inheriting those liabilities as well as potential associated lawsuits.

                           BOARD OF DIRECTOR CONCERNS
------------------------------------------------------------------------------

CLOSING ASSETS         -      HOW MUCH CASH WILL TS HAVE AT CLOSING?

                              - TS advisors indicate that current liabilities will result in limited cash at the close of the transaction. Current estimates indicate approximately $800K in net cash will be available to DR at closing.

OPTION LANGUAGE        -      DOES TS HAVE TO EXERCISE THE OPTION BEFORE
                              CLOSE?

                              - MacUSA must exercise its "option" to acquire the shares from Joel Ronning.

MECHANICS OF           -      WHAT ARE THE MECHANICS OF LIQUIDATING TRUSTS?
LIQUIDATING
TRUST                         -   Similar to an escrow account. DR has no role
                                  in setting up, managing or liquidating the trust.

                              - Shares will be deposited and a trustee shall be appointed by TS shareholders to manage and administer the trust. This may involve selling the shares.

LOCK-UP OF >5%         -      THE LOCK-UP OF SHAREHOLDERS SHOULD INCLUDE
SHAREHOLDERS                  ALL SHAREHOLDERS HOLDING GREATER THAN 5% OF
                              TS SHARES.

                              - Only two current shareholders own more than 5%, Joel Ronning and Charles Reese. Both shareholders have agreed to the lock-up.

                       TEMPEST BALANCE SHEET(1) (MAY 1999)
-------------------------------------------------------------------------------
                       ($ in thousands)

ASSETS

     CURRENT ASSETS

          Cash and cash equivalent                      $1,919

          Restricted cash                                  274

          Accounts receivable, net of allowance
          for doubtful receivables of $382,000 and
          $365,000 respectively                          2,300

     Inventories, net of reserve for obsolescence        1,558

     Available for sale securities                          40

     Prepaids and other current assets                     558
                                                      --------
                  TOTAL CURRENT ASSETS                   6,648

     Property and equipment, net                           488

     Mining Assets                                           0

     Investment in Digital River                       120,000
                                                      --------
                                                      $127,136

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES

         Revolving line of credit                           $1
         Current maturities of long-term debt                0
         Accounts payable                                2,225
         Accrued compensation and benefits                 183
         Accrued expenses                                  791
         Dividend payable                                   --
                                                       -------
                  TOTAL CURRENT LIABILITIES              3,200

         Dividends payable

     Deferred income tax                                44,837

         Redeemable pref. Stock, 12% cumulative
         convertible, $1 par value; 1,000,000 shares
         authorized; 160,000 shares issued and
         outstanding                                       248

     Commitments and contingencies

     STOCKHOLDERS' EQUITY:

         Common stock; no par value; 25,000,000
         shares authorized. 12,102,950 and 11,603,075
         issues and outstanding                             --

     Stock subscription receivable                        (134)

         Additional paid-in capital                      4,301
         Retained earnings (deficit)                     2,350
         Unrealized gain on available-for-sale
         securities                                     72,337
                                                      --------
                  TOTAL STOCKHOLDERS' EQUITY            78,854
                                                      --------
                                                      $127,139
                                                      --------
                                                      --------

(1) Numbers provided by Tempest advisors and may not balance due to rounding.

                           ANTICIPATED TS LIABILITIES
------------------------------------------------------------------------------
                           ($ in thousands)

                           LIABILITY RESERVE ANALYSIS


Cash on hand                                                  $2,187

Disposition of other assets                                   $2,200
                                                              ------
Total Cash Available to settle liabilities                    $4,387

Current Liabilities

                  Tax on Dissenter Shares       (1,000)
                  Retention Plan                  (925)
                  SG Cowen                        (550)
                  Arthur Anderson                 (300)
                  Legal Fees(2)                   (250)
                  Preferred Stock Redemption      (165)
                  Bayview Capital                 (161)
                  Post Operations Sale            (125)
                  Line of Credit Payback          (100)
                  Liquidation Costs                (25)

                           Total Liabilities                  (3,601)
                                                              ------
                  Net Cash Available to DR                      $786


Other Liabilities to be reserved for in Liquidating Trust:

Apple Lawsuit(1)                                (5,793)
                  Apple Legal Defense             (100)
Other                                           (1,300)
                                                ------
Total                                           (7,193)

(1) Calculated using 775,000 shares at $5.75 per share including a 30% tax.
(2) Includes Advisor Legal Fees.

                      CURRENT TEMPEST CAPITALIZATION TABLE
------------------------------------------------------------------------------
                      ($ in thousands)


INSIDER                                  # OF SHARES             %
                                         -----------            --
         Joel Ronning(1)                       6,574            44%
         Charles Reese(1)                        963             6%
                                          ----------        -------
                  All Insiders                 7,537            50%

OTHER SHAREHOLDERS

         Matador Cptl Mgmt                       510             3%
         Nicholas-Applegate                      282             2%
         Stanley Tenenbaum                       142             1%
         Public Float                          6,072            40%
                                          ----------        -------
                  All Other Shareholders       7,006            47%

Preferred Shares(2)                              128             1%
Total Outstanding Options                        427             3%
Treasury Stock(3)                                (70)           (0%)

FULLY DIL. SHARES OUTSTANDING                 15,028           100%

(1) Includes options.
(2) Assumes .8 conversion rate on 160,000 shares.
(3) Assumes exercise proceeds of $5.90 per option which generates $.4MM, assumes shares are brought back at $5.50 per share.

                POTENTIAL STOCK-FOR-STOCK TRANSACTION TIMETABLE
-----------------------------------------------------------------------------


                                 [Calendar]     [Calendar]    [Calendar]    [Calendar]


                                    JULY          AUGUST       SEPTEMBER      OCTOBER
Week of:                         5 12 19 26    2 9 16 23 30    6 13 20 27    4 11 18 25
----------------------------------------------------------------------------------------

TRANSACTION EVALUATION
                                 (6/30-7/9)
 Discussion of Price and Terms

 Due Diligence                   (6/30-7/9)

DEFINITIVE AGREEMENT

 Negotiate Agreement             (6/30-7/9)

 Execute Agreement               (7/9)

HART SCOTT RODINO

 File HSR                             (7/19)

 Termination of Waiting Period                 (8/9)

REGISTRATION STATEMENT (S-4)

 Prepare Filing                               (7/30-8/6)

 SEC Review and Clearance                                                  (8/6-9/20)

BOARD/SHAREHOLDER VOTE

 Review Fairness Opinion         (7/9)
 and Approve Transaction

 Prepare Mailing                                                               (9/20-9/24)

 Shareholder Review and Vote                                               (9/27-10/29)

 Closing                                                                                    (10/29)

                              DIGITAL RIVER, INC.
                         FAIRNESS OPINION DOCUMENTATION
                                 JULY 11, 1999

                              BROADVIEW INT'L LLC

TOKYO           SILICON VALLEY          NEW YORK          BOSTON          LONDON

                    [Broadview International LLC Letterhead]

                                                                    CONFIDENTIAL

                                                                   July 11, 1999

Board of Directors
Digital River, Inc.
9625 West 76(th) Street
Eden Prairie, MN 55344

    Dear Members of the Board of Directors:

    We understand that Digital River, Inc. ("Digital River" or "Buyer") and Tech Squared Inc. ("Tech Squared" or "Seller") propose to enter into an Acquisition Agreement (the "Agreement") pursuant to which Tech Squared will transfer to Digital River 3,000,000 shares of Digital River Common Stock (the "Purchased Assets") in exchange for 2,650,000 shares (less a number of shares in respect of the Cash Purchase Amount (as defined in the Agreement)) of Digital River Common Stock (the "Consideration"; such transaction being referred to as the "Asset Purchase"). Digital River will not assume, or in any way be liable or responsible for, any liabilities or obligations of Tech Squared whatsoever in connection with the Asset Purchase. The Asset Purchase is intended to be a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended. The terms and conditions of the Asset Purchase are more fully described in Agreement.

    You have requested our opinion as to whether the Consideration is fair, from a financial point of view, to Digital River shareholders.

    Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Digital River's Special Committee of the Board of Directors and will receive a fee from Digital River upon the successful conclusion of the Asset Purchase.

    In rendering our opinion, we have, among other things:

    1. reviewed the terms of the Agreement and the associated schedules thereto in the form of the draft dated July 9, 1999 furnished to us by Cooley Godward LLP on July 9, 1999 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

    2. reviewed Tech Squared's Annual Report on Form 10-K for its fiscal year ended December 31, 1998, including the audited financial statements included therein, and Tech Squared's Quarterly Report on Form 10-Q for the three months ended March 31, 1999, including the unaudited financial statements included therein;

    3. reviewed the reported closing prices and trading activity for Tech Squared Common Stock;

    4. analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Asset Purchase;

    5. reviewed Digital River's Annual Report on Form 10-K for its fiscal year ended December 31, 1998, including the audited financial statements included therein, and Digital River's Quarterly Report

Board of Directors
Digital River, Inc.
July 11, 1999

Page 4

on Form 10-Q for the three months ended March 31, 1999, including the unaudited financial statements included therein;

    6. discussed with Digital River management its view of the rationale for the Asset Purchase;

    7. reviewed the reported closing prices and trading activity for Digital River Common Stock;

    8.  reviewed recent equity analyst reports covering Digital River;

    9. participated in negotiations and discussions related to the Asset Purchase among Digital River, Tech Squared and their respective financial and legal advisors;

    10. considered the fact that Joel A. Ronning owns stock in, and sits on the Board of Directors of, both Digital River and Tech Squared; and

    11. conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Tech Squared, Digital River or their respective advisors. We have neither made nor obtained an independent appraisal or valuation of any of Tech Squared's assets.

    Based upon and subject to the foregoing, we are of the opinion that the Consideration is fair, from a financial point of view, to Digital River shareholders.

    For purposes of this opinion, we have assumed that neither Digital River nor Tech Squared is currently involved in any material transaction other than the Asset Purchase, the Disposition (as defined in the Agreement) and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which Digital River Common Stock will trade at any time.

    This opinion speaks only as of the date hereof and may be relied upon only by the Board of Directors of Digital River and no other person. This opinion may not be published or referred to, in whole or in part, without our prior written permission, which shall not be unreasonably withheld.

                                          Sincerely,

                                          /s/ Broadview International LLC
                                          --------------------------------------
                                          Broadview International LLC

                                                                    CONFIDENTIAL

                      DIGITAL RIVER, INC. FAIRNESS OPINION
                            VALUATION CONSIDERATIONS

    In reviewing the proposed transaction with Tech Squared Inc. ("Tech Squared" or "Seller"), along with the current activity within the Information Technology ("IT"), Communications and Media industries we have identified the following factors with, among others, may have a material impact on valuation.

FACTORS POSITIVELY AFFECTING THE VALUE OF THE PROPOSED TRANSACTION

    OPPORTUNITY TO REPURCHASE SHARES AT A DISCOUNT--Digital River has the opportunity to redeem 3,000,000 shares of Digital River Common Stock by issuing 2,650,000 shares (adjusted per the Agreement) of Digital River Common Stock. This repurchase will decrease Digital River's number of common shares outstanding by approximately 1.8%. Reducing the number of shares outstanding will enable continuing shareholders to realize a greater portion of the potential future financial benefits created by Digital River, therefore increasing the value of each share.

    TRANSACTION STRUCTURE LIMITS EXPOSURE TO LIABILITIES--The use of a Section 386(a)(1)(C) reorganization allows Digital River to acquire only the assets of Tech Squared, while maintaining tax-free status. All Tech Squared liabilities, known and unknown, will remain the responsibility of its shareholders and will be assigned to a liquidating trust to be administered by Tech Squared. Tech Squared's contingent liabilities include wrongful termination lawsuit filed against Tech Squared by Richard Apple, the former CEO of Tech Squared, potential environmental litigation linked to a former mining subsidiary of Tech Squared and redeemable preferred shares. Digital River's legal counsel advises there is a slight risk that unforeseen liabilities exceed the amount allocated to the liquidating trust and in that event, Digital River could be implicated in subsequent legal suits.

    RESTRICTIONS ON IMMEDIATE SALE OF STOCK--If Digital River were not to execute this transaction, Tech Squared would likely liquidate approximately 40% of its holdings in order to pay the tax liability incurred upon distribution of the stock to shareholders. An abnormally large sale of Digital River Common Stock may have a negative effect on the trading price. As a result of the Transaction, Tech Squared management, which controls approximately 50% of the diluted shares of Tech Squared, will be restricted from immediately liquidating their positions in Digital River. Management will be able to sell one third of their holding 90 days after the close of the Transactions, another third after 180 days and the remaining third after 270 days. By restricting the sale of one half of the shares and staggering the time periods at which those shares can be sold, Digital River limits the risk that large blocks of Digital River shares are immediately sold on the market.

    ENABLE MANAGEMENT TO FOCUS ON MANAGING DIGITAL RIVER--Joel A. Ronning, CEO and Founder of Digital River, owns 44% of Tech Squared. This transaction would bring closure to his investment, realign his financial incentives more clearly in Digital River and remove this potential distraction. During the short term, closing the Transaction will consume incremental management resources.

FACTORS NEGATIVELY AFFECTING THE VALUE OF THE PROPOSED TRANSACTION

    RESTRICTS FUTURE POOLING TRANSACTION--The Transaction hinders Digital River from using the pooling method of accounting in any future M&A transaction for up to two years following the date of the close. However, Digital River's accounting advisor has indicated that the Company may be eligible for pooling treatment as early as six to nine months following closing. While this restriction will not

                                                                    CONFIDENTIAL

disqualify Digital River from merging with another company, the pooling method of accounting is generally the preferred method for an M&A transaction. Therefore, a potential acquirer may be less willing to acquire Digital River as a result of the Transaction. Additionally, the SEC has announced that it plans to disallow the pooling method of accounting for transactions executed after January 1, 2001. The six to nine month window during which Digital River will be unable to be a party to a pooling transaction constitutes a significant portion of the remaining time when pooling would be available.

    POSSIBLE TAX LAW CHANGES--On July 12, 1999, based on its previously announced agenda, the U.S. Congress will convene and is expected to discuss downstream mergers and potentially draft a bill which changes the tax laws applicable to this transaction, thereby disallowing the tax-free status of this particular type of merger. If the tax laws were to change and provisions to treat this transaction under the current law were not explicitly included in the bill, the Transaction would be terminated and Digital River would be responsible for fees incurred by Digital River. A bill changing the tax laws could also possibly be enacted to retroactively include transactions that closed before enactment. Even after closing, Digital River bears some risk of being burdened with the tax liabilities created by a new and currently undefined tax law.

    UNCLEAR TAX TREATMENT--Regardless of the actions taken by the U.S. Congress, the Internal Revenue Service will not issue a private letter ruling that this particular type of transaction would get tax-free treatment. Both Digital River's tax and legal advisors are in the process of delivering opinions that the Transaction qualifies under the current law as tax-free, but tax-free tax status cannot be guaranteed.

                      DIGITAL RIVER, INC. FAIRNESS OPINION
                             SUMMARY EXPLANATION OF
                             VALUATION METHODOLOGY

    The following is a summary explanation of the various sources of information and valuation methodologies employed by Broadview Int'l LLC ("Broadview") in valuing the proposed transaction with Tech Squared Inc. ("Tech Squared" or the "Seller") in conjunction with rendering its fairness opinion regarding the Transaction with Digital River, Inc. ("Digital River"). Broadview employed analyses based on: (1) the economic value of the Transaction, (2) transaction comparables, and (3) transaction premiums paid to determine the fairness of the Transaction.

    ECONOMIC VALUATION--Through the proposed transaction, Digital River will reduce the number of common shares outstanding by approximately 372,298 shares. Based on Digital River's most recent 10-Q, this represents approximately 1.8% of the 20,151,288 shares of common stock outstanding. Reducing the number of shares outstanding will enable continuing shareholders to realize a greater portion of the potential future financial benefits created by Digital River, therefore increasing the value of each share by approximately 1.8%. At the July 9, 1999 closing share price of $35.25 per share, this represents a theoretical increase in value of $0.65 per share or $13.12 million in aggregate. Digital River will also incur certain expenses as a result of the Transaction. After consulting with Digital River's legal and accounting advisors, Broadview has estimated that the investment banking, legal and consulting fees will be approximately $750,000, $400,000 and $250,000, respectively. Additionally, Broadview estimates that Digital River will incur $100,000 of internal expenses including the opportunity cost of management time and attention needed to execute the Transaction. The total cost of approximately $1.5 million equates to approximately $0.07 per share. Therefore, Broadview calculates the theoretical increase in value to shareholders to be approximately $0.58 per share or $11.6 million in the aggregate, as of July 9, 1999.

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
                                                                    CONFIDENTIAL

    TECH SQUARED STOCK PERFORMANCE ANALYSIS--For comparative purposes, Broadview examined the following:

    1. Tech Squared Common Stock weekly historical volume and trading prices from July 10, 1998 through July 9, 1999; and

    2. Daily relative closing prices for Tech Squared vs. the S&P 500 from July 10, 1998 through July 9, 1999.

    DIGITAL RIVER STOCK PERFORMANCE ANALYSIS--For comparative purposes, Broadview examined the trading history of:

    1.  Digital River Common Stock from August 14, 1998 through July 9, 1999;
and

    2. Daily relative closing prices for Digital River vs. the S&P 500 from August 14, 12998 through July 9, 1999.

    TRANSACTION COMPARABLES ANALYSIS--Broadview analyzed recent transactions deemed comparable to the proposed transaction. Broadview identified two tax-free transactions, in which the acquired company's primary asset was common stock of the acquirer and contingent and unknown liabilities were assigned to a liquidating trust or spun-off operating entity:

    1. Toys 'R' Us, Inc. ("Toys 'R' Us") acquired Petrie Stores Corp. ("Petrie") on January 24, 1995; and

    2. Energy Ventures, Inc. ("EVI") acquired GulfMark International, Inc. ("GulfMark") on May 1, 1997.

    In the Petrie acquisition, Toys 'R' Us issued 42.1 million shares of common stock in exchange for 39.9 millions shares of Toys 'R' Us common stock and $165.0 million in cash. Adjusted for the shares issued in exchange for the cash transferred in the transaction, Toys 'R' Us issued 3.3 million shares less than it acquired through the merger. The implied discount at which Toys 'R' Us redeemed its shares was 8.3%. In the GulfMark acquisition, EVI issued 2.2 million shares of common stock in exchange for 2.2 million shares of EVI common stock and GulfMark's erosion control division that generated approximately $7.0 million of revenue in 1996. The implied discount equals the value EVI assigned to the erosion control division. The value of the erosion control division was estimated using analyses produced by EVI's and GulfMark's financial advisors and filed in the respective S-4 filings. The range of values is $4.0 million to $14.0 million, with a median implied value of $7.0 million. this range of values implies a range of discounts from 3.7% to 12.8%, with a median implied discount of 6.4%.

    The comparable transactions imply a historical precedent of issuing shares at a 7.4% discount. A 7.4% discount applied to the shares to be received by Digital River would imply an issuance of 2.78 million shares in the Tech Squared acquisition.

    TRANSACTION PREMIUMS PAID ANALYSIS--Premiums paid above the seller's equity market capitalization indicate the additional value, when compared to public shareholders, strategic and financial acquirers are willing to pay for companies in a particular market segment. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's last reported closing price (on the appropriate exchange) prior to announcement. The seller's equity market capitalization one trading day prior to announcement is calculated using the seller's last reported closing price (on the appropriate exchange) prior to announcement. The seller's equity market capitalization twenty trading days prior to announcement is calculated using the seller's closing price (on the appropriate exchange) on the first day of that period which: (1) consists of twenty consecutive days during which the appropriate exchange conducts trading activity, and (2) ends on the day of the

                                                                    CONFIDENTIAL

last reported closing price prior to announcement. Broadview determined that because a majority of Tech Squared's value is linked to the operations Digital River, the most comparable transactions would be transactions in which digital media companies were acquired. Broadview reviewed 7 comparable M&A transactions involving North American digital media companies from January 1, 1998 to July 9, 1999. The underlying data is from Broadview's proprietary database of published and confidential M&A transactions in the IT, Communications and Media industries. In order of descending premium paid to seller's equity market capitalization 20 trading days prior to the date announcement, the software transactions used were the acquisition of:

        1.  GeoCities Inc. by Yahoo! Inc.;

        2.  Excite, Inc. by @Home Corp.;

        3.  Shopping.com by Compaq Computer Corp.;

        4.  MovieFone Inc. by America Online Inc.;

        5.  Market Guide Inc. by Multex.com, Inc.;

        6.  broadcast.com inc. by Yahoo! Inc.;

        7.  Cdnow, Inc. by N2K Inc.;

    These comparables exhibit the following medians and ranges for the applicable premiums (discounts):

                                                                                   RANGE OF MULTIPLES
                                                               MEDIAN MULTIPLE
                                                             -------------------  --------------------
Premium Paid to Seller's EMC...............................            73.3%          (26.6%)     203.6%
  20 Trading Days Prior to
    Announcement
Premium Paid to Seller's EMC...............................            19.3%            2.2%      57.4%
  1 Trading Day Prior to
    Announcement

    These comparables imply the following medians and ranges for per share value:

                                                             MEDIAN IMPLIED      RANGE OF IMPLIED
                                                                 VALUES               VALUES
                                                            -----------------  --------------------
Premium Paid to Seller's EMC..............................      $    6.17      $    2.62  $   10.82
  20 Trading Days Prior to
    Announcement
Premium Paid to Seller's EMC..............................      $    4.70      $    4.02  $    6.20
  1 Trading Day Prior to
    Announcement

    SUMMARY OF VALUATION ANALYSES--Taken together, the information and analyses employed by Broadview lead to Broadview's overall opinion that the Consideration is fair from a financial point of view, to Digital River shareholders.

                                                                    CONFIDENTIAL

                TRANSACTION DESCRIPTION AND CONSIDERATION VALUE

TRANSACTION DESCRIPTION

    Digital River, Inc. ("Digital River" or "Buyer") and Tech Squared Inc. ("Tech Squared" or "Seller") propose to enter into an Acquisition Agreement (the "Agreement") pursuant to which Tech Squared will transfer to Digital River 3,000,000 shares of Digital River Common Stock (the "Purchased Assets") in exchange for 2,650,000 shares (less a number of shares in respect of the Cash Purchase Amount (as defined in the Agreement)) of Digital River Common Stock (the "Consideration"; such transaction being referred to as the "Asset Purchase"). Digital River will not assume, or in any way be liable or responsible for, any liabilities or obligations of Tech Squared whatsoever in connection with the Asset Purchase.

    The Asset Purchase is intended to be a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended. The terms and conditions of the Asset Purchase are more fully described in the Agreement.

CONSIDERATION VALUE

Digital River Common Stock to be Issued............................................................      2,650,000
Digital River Shares to be Acquired from Tech Squared..............................................      3,000,000
                                                                                                     -------------
Net Shares Saved...................................................................................        350,000

Net Cash Available After Liquidation Of Current Liabilities(1).....................................  $     786,000
Digital River Share Price As Of 7/9/99.............................................................  $       35.25
                                                                                                     -------------
Net Shares Saved...................................................................................         22,298

Total Number Of Shares Available For Disposition...................................................        372,298
Digital River Common Shares Outstanding As Of 5/3/99(2)............................................     20,151,288

% Of Total Shares To Be Gained From Acquisition....................................................            1.8%

Monetary Value Of Gain.............................................................................  $  13,123,500
Monetary Value Of Gain Per Share...................................................................  $        0.65
Expenses Related To Acquisition....................................................................  $   1,500,000
Expenses Related To Acquisition Per Share..........................................................  $        0.07

Net Monetary Value Of Gain To Digital River Shareholders...........................................  $  11,623,500
Net Monetary Value Of Gain To Digital River Shareholders Per Share.................................  $        0.58

------------------------

(1) Net Cash Available After Liquidation of Current Liabilities based on estimates provided by Tech Squared advisors.

(2) Digital River Common Shares Outstanding are from Digital River's Form 10-Q filed on 5/14/99.